[Letterhead]
April 30, 2009
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102
Attn: Craig Ruckman

Re:	Transamerica Series Trust (the “Registrant”), on behalf of Transamerica BlackRock Tactical Allocation VP and Transamerica BlackRock Global Allocation VP (collectively, the “portfolios”) (File Nos. 033-00507; 811-04419)
To the Commission:
Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000950144-09-001191) on February 12, 2009 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert Lamont on March 30, 2009. Set forth below are the SEC comments and the Registrant’s responses.
1.	Comment: General: Supplementally, please explain if each portfolio is relying on an exemptive order or Section 12 of the Investment Company Act of 1940, as amended (“1940 Act”), to invest in a fund of funds structure.

Response: Transamerica BlackRock Tactical Allocation VP is relying on Section 12(d)(1)(G) of the 1940 Act and will only be investing in series of both Transamerica Funds and Transamerica Series Trust. Each series is part of the same group of investment companies. Transamerica BlackRock Global Allocation VP is relying on Section 12(d)(1)(E) of the 1940 Act and will only hold one security of another investment company: BlackRock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc. (“BlackRock Fund”).

Transamerica BlackRock Tactical Allocation VP

2.	Comment: Principal Investment Strategies: Please revise the Item 2 disclosure to include more specific strategies of the underlying funds. Also, please include specific risk factors for the underlying funds in the primary risk section.

Response: Comment accepted. We have added a cross reference to Appendix B of the prospectus, which provides additional information for investors on strategies and risks of the underlying funds.

3.	Comment: Principal Investment Strategies: Please clarify what distinguishes Transamerica Series Trust underlying funds from Transamerica Funds underlying funds.

Response: We disclose all Transamerica Funds underlying funds and Transamerica Series Trust underlying funds available for investment options in the principal investment strategies section. Each fund group is grouped under the heading of either “Transamerica Funds Underlying Funds” or “TST Underlying Portfolios”. In addition, Appendix B of the prospectus describes each underlying fund, including a summary of its investment objective and principal strategies and risks. Accordingly, no change has been made to the prospectus.

4.	Comment: Principal Investment Strategies: Please clarify when equity securities will be at either end of the disclosed equity range.

Response: Comment accepted. The prospectus has been revised accordingly.

5.	Comment: Principal Investment Strategies: Please disclose a general description of the factors involved with the proprietary dynamic asset allocation model.

Response: Comment accepted. The prospectus has been revised accordingly.

6.	Comment: Expenses: Please disclose that expenses would be higher if life insurance policy or annuity contract charges were included in the fee table and expense examples.

Response: The insurance product expenses are discussed under the “Expenses” heading in the prospectus. Accordingly, the Registrant has not included any additional disclosure.

7.	Comment: Management: Portfolio Managers: Please disclose the past 5 business years of experience of Michael Huebsch.

Response: Comment accepted. The prospectus has been revised accordingly.

Transamerica BlackRock Global Allocation VP

8.	Comment: Objective: Please disclose in the primary risks that the Board may determine that it is in the best interests of the shareholders to withdraw its investment from the BlackRock Fund.

Response: The ability of the portfolio to withdraw its investment from the BlackRock Fund is discussed under the heading “Objective”. Accordingly, the Registrant has not included any additional disclosure.

9.	Comment: General: Please confirm delivery of the BlackRock Fund prospectus will occur with the delivery of the Transamerica prospectus or will BlackRock sign the registration statement for the Transamerica portfolio?

Response: The BlackRock Fund prospectus will be delivered with the Transamerica BlackRock Global Allocation VP prospectus. BlackRock will not be asked to sign the registration statement.

10.	Comment: Principal Investment Strategies: Please confirm that real estate and precious metals investments are not principal investment strategies of the BlackRock Fund.

Response: We confirm that real estate and precious metals investments are not principal investment strategies.

11.	Comment: Disclosure of Portfolio Holdings: Please clarify if the portfolio or the BlackRock Fund will disclose its top ten holdings on the website within two weeks after the end of each month.

Response: Comment accepted. The prospectus has been revised accordingly.

12.	Comment: Fee Table: Please aggregate the fees for the portfolio and the BlackRock Fund into a single fee table.

Response: The Registrant believes the current disclosure is clear and provides more information for investors than a single aggregated fee table. In addition, we understand that others in the industry have presented their fee table in this manner. Accordingly, no change has been made to the prospectus.

13.	Comment: Fee Table: Please confirm that the voluntary fee waiver will not be reflected in the fee table.

Response: We confirm the voluntary fee waiver will not be reflected in a line item of the fee table. It will be disclosed in a footnote to the fee table.

14.	Comment: Fee Table: Please confirm that 12b-1 fees will not be charged at both the portfolio level and the BlackRock Fund level.

Response: We confirm that Transamerica BlackRock Global Allocation VP will only charge a 12b-1 fee at the portfolio level. The portfolio will invest in Class 1 shares of the BlackRock Fund, which does not charge a 12b-1 fee.

15.	Comment: Appendix A: Please revise Appendix A to identify each portfolio that is subject to a particular strategy or risk. Please include non-principal risk factor strategy and risk factor discussion in the SAI.

Response: The Registrant believes Appendix A discloses information that investors may review for additional information for each portfolio. The Registrant believes that Appendix A is the appropriate location for this disclosure. Accordingly, no change has been made to the prospectus.

16.	Comment: Appendix A: Please clarify if swaps will be closed via physical settlement. If so, please disclose the risks involved.

Response: The Registrant believes the disclosure relating to risks of swaps transactions (including disclosure shown in Appendix A) is sufficient. Accordingly, no change has been made to the prospectus.

Statement of Additional Information

17.	Comment: General: Please clarify the role of the portfolio construction manager.

Response: Comment accepted. The SAI has been revised accordingly.

18.	Comment: Portfolio Holdings: The portfolio holdings section states that a “general” duty of confidentiality exists. What does “generally” mean?

Response: Comment accepted. The Registrant has deleted the word “generally” from the disclosure.

19.	Comment: Non-fundamental policies. Supplementally, please confirm the two new portfolios do not have any non-fundamental policies.

Response: We confirm the two new portfolios do not have any non-fundamental policies.

20.	Comment: Proxy voting procedures: Please confirm the proxy voting procedures for each sub-adviser in the SAI are included in the Registration Statement.

Response: The Registrant confirms that the most recent versions of the proxy voting policies and procedures are included with the Registration Statement.

21.	Comment: Proxy voting procedures: Comment: Proxy Voting Procedures: Update certain proxy voting procedures to include a summary of voting guidelines, specifically: American Century Investment Management, Inc., ING Clarion Real Estate Securities, Jennison Associates, LLC, J.P. Morgan Investment Management Inc.

Response: Comment accepted. The SAI has been updated with the current policies and procedures for each sub-adviser.

22.	Comment: General: Please confirm the portfolios will comply with Rule 14a-16 of the Exchange Act and will post proxy materials on the internet to comply with the Rule.

Response: We confirm that the portfolios will comply with Rule 14a-16 of the Exchange Act.

23.	Comment: General: Please revise and include in the SAI the portfolio management, advisory and portfolio holdings for both the Transamerica BlackRock Global Allocation VP and the BlackRock Fund.

Response: Upon request, the Registrant will deliver the SAI of the BlackRock Fund with the portfolios’ SAI. The disclosure requested is included in both SAIs. Accordingly, no change has been made to the SAI.

On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please contact me at (727) 299-1814 if you have any questions or require further information with regard to this filing.

Sincerely,

/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel

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